News Release



NORTHGATE EXPLORATION LIMITED
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateexploration.ca

2003 EXPLORATION RESULTS REPORTED:

- ### SHALLOW PORPHYRY MINERALIZATION FOUND NEXT TO KEMESS NORTH

  - ### COPPER SKARN DISCOVERY ON DUNCAN RIDGE

VANCOUVER, November 25, 2003 – Northgate Exploration Limited (Northgate, TSX: NGX, AMEX: NXG) today announced the results from its 2003 exploration program. Results include three new discoveries: a potential satellite deposit to Kemess North at shallow depths; a massive sulfide copper skarn deposit on Duncan Ridge; and, high grade gold mineralization both in outcrop and angular boulders.

2003 Exploration Highlights

- Hole KN-03-12, located 575 metres southwest of the proposed Kemess North open pit, intersected 419.4 metres of porphyry mineralization containing 0.38 g/t gold and 0.13% copper starting at a depth of 24.4 metres.
- Diamond drilling on Duncan Ridge, five km west of Kemess North, identified a skarn / carbonate replacement type deposit with an intersection of 11.75 metres of 0.8% copper, 2.2% zinc and 12.7 g/t silver.
- Prospecting resulted in new discoveries of mesothermal and vein type occurrences with gold grades of up to 19 g/t in angular boulders and 183 g/t in an outcrop.
- New exploration claims were staked south of the current Kemess South open pit in preparation for the 2004 exploration program when Northgate geologists will attempt to identify covered porphyry deposits using modern geophysical techniques.

Ken Stowe, President & CEO stated that, "Although more work is required, the wide, shallow intersection in hole KN-03-12 at the Nugget Zone may provide the opportunity to develop a small satellite pit with a very low stripping ratio as part of the Kemess North project development. I am also encouraged by the discovery of higher-grade deposit types within the Kemess camp that could provide an excellent grade sweetener for our base porphyry ore feed, resulting in an increase in our annual gold and copper production."

2003 EXPLORATION PROGRAM REVIEW

Exploration in the Kemess mining camp (Figure 1) has been completed for the 2003 field season. This year's work marked a significant departure from prior years in that much of the work was directed towards property wide exploration, rather than exploration of the Kemess North deposit. Drill targets in a variety of geologic settings were identified for this year's campaign using a comprehensive database of geological, geochemical and geophysical information collected in the mid-1980's. Exploration work consisted of diamond drilling totaling 10,003 metres in length, an airborne geophysical survey over newly acquired claims to the south of the Kemess South mine, prospecting and geological mapping. The bulk of the drilling was directed towards locating a nearer-surface extension of the porphyry gold-copper system at the Nugget Zone, one kilometre southwest of Kemess North. In addition to these holes, Northgate's exploration team also devoted several drill holes to the search for higher grade gold and copper deposit types, such as skarns, carbonate replacement deposits, epithermal and vein type deposits, which are well documented elsewhere in the Toodoggone mineral district. The team believes that the exploration claims surrounding the existing Kemess South infrastructure have excellent potential to host these higher grade types of deposits which, if found, would offer the opportunity to increase metal production at Kemess by supplementing the basic porphyry mill feed with a smaller volume of higher grade ore.

Nugget Zone
A total of 12 holes were drilled (Table 1 and Figure 2) at the Nugget Zone in 2003 as a follow-up to last year's discovery of porphyry mineralization. The most significant hole is KN-03-12 that intersected 419.4 metres of 0.38 g/t gold and 0.13% copper from 24.4 metres to 443.8 metres. While the extent of the mineralization is not yet defined, this near-surface discovery leaves open the possibility of developing a small open pit adjacent to Kemess North, that could further increase throughput to the Kemess mill once the Kemess North project is brought up to full production in 2010.

Duncan Ridge Skarn Discovery
Several occurrences of skarn / carbonate replacement type mineralization were identified on the Kemess property during the 2003 exploration season. These occur in the Permian aged rocks that stratigraphically underlie the Kemess deposits. The most interesting occurrence is located on Duncan Ridge, five km west of Kemess North, where hole DR-03-01 intersected 11.75 metres of 0.8% copper, 2.24% zinc and 12.7 g/t silver from 311.9 to 323.65 metres. While this intersection is well below the surface of Duncan Ridge, if an economic deposit is eventually defined, it could be accessed with a relatively short adit from either side of the ridge. Follow up work next year will consist of deep penetrating down-hole electromagnetic surveys to assist in planning further drill holes.

Staking / Grass Roots Exploration
As part of Northgate's continuing assessment of the region surrounding the Kemess South mine, a significant number of new claims, the "Bear Claims" (Figure 1), were staked over a 70 square kilometre area to the south of and adjacent to the existing Kemess claim block. The oxidized Toodoggone volcanic rocks that originally covered the south area of the Kemess South open pit hindered exploration in this area at the time of discovery and delineation of the Kemess South deposit because induced polarization geophysical surveys were unable to detect the covered part of the deposit. Northgate will integrate the results of this year's airborne geophysical survey with a deep penetrating ground geophysical survey, to be carried out in 2004, in order to identify conductive argillic alteration zones that may be associated with any other hidden porphyry deposits.

Prospecting Results

Prospecting on the Kemess property and other claims in the district has identified several higher-grade, precious metal and base metal showings that require further examination. The most interesting of these new occurrences are the Hilda and Archie showings (Figure 1).

The Hilda showing is a series of angular boulders in clay rich till 2.5 km east-northeast of the eastern cirque at Kemess North. The average grade of eight selected grab samples was 5 g/t gold, 44 g/t silver, 0.84% copper, 2.5% zinc and 1% lead. Based on the available data, these are interpreted to be from a mesothermal vein, similar to the geological setting at Cominco's former Snip Mine where just over one million ounces was mined at an average grade of 25 g/t.

The Archie showing is a narrow quartz magnetite vein occurrence with visible gold that may be indicative of a sheeted vein type system with bulk tonnage potential.

Both of these occurrences were discovered late in the season, and as a result, a more detailed follow up will not commence until the 2004-exploration season begins next June.

All core samples were either sawn or split at the Kemess Mine site and crushed in a sample preparation facility supervised by the Kemess Mine's Chief Assayer. Duplicate samples, standard and blanks, were inserted at the mine site as part of the Quality Assurance/Quality Control procedures. All samples were analyzed at ALS-Chemex Laboratories (ISO 9002 certified) in North Vancouver, British Columbia.

* * * * * *

Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

For further information, please contact:

Mr. Terry A. Lyons   **Mr. Ken G. Stowe**
Chairman   *President and Chief Executive Officer*
604-688-4435   416-359-2423

Table 1 – 2003 Nugget Intersections
(KN-03-13 is an infill hole in Kemess North)

Hole	Easting	Northing	Azimuth	Dip	From (m)	To (m)	Thickness	Au gpt	Cu %
2003 Nugget Intersections									
KN-03-01	9070	14876	0	-90	327.5	349.5	22	0.27	0.13
					472.5	515	42.5	0.35	0.1
					589.5	643.4	53.9	0.32	0.16
KN-03-02	9254	14997	0	-80	431	436.4	5.4	0.26	0.17
					492.4	507	14.6	0.24	0.12
KN-03-03	9266	15184	0	-90	140.4	157.6	17.2	0.52	0.03
					211	257.8	46.8	0.35	0.03
					371	407	36	0.27	0.05
KN-03-04	8844	15210	0	-75	113	176	63	0.29	0.11
					382.2	516.4	134.2	0.33	0.13
KN-03-05	8564	14930	0	-90	501	524.3	23.3	0.15	0.12
KN-03-06	9471	15338	180	-80	267.7	293.7	26	0.36	0.03
					513	517.7	4.7	0.4	0.07
KN-03-07	9431	15547	180	-85	332	456	124	0.25	0.14
					496.5	539.8	43.3	0.28	0.16
KN-03-08	8760	15219	0	-85	340.7	512.15	171.45	0.35	0.14
KN-03-09	8986	16592	No significant assays, hole location is not on the atttached map						
KN-03-10	8859	15695	0	-65	No significant assays				
KN-03-11	9246	15667	0	-80	163.90	304.00	140.10	0.20	0.10
					282.00	300.00	18.00	0.29	0.13
KN-03-12	9076	15381	0	-90	24.40	443.80	419.40	0.38	0.13
					130.00	290.50	160.50	0.44	0.15
KN-03-13	9662	15835	180	-85	44.20	396.80	352.60	0.38	0.16

Figure 1 – Property map indicating location of existing deposits, new discoveries and proposed work


Northgate Exploration Limited
2004 Work Areas
Kemess Property
Archie
Kemess North
Hilda
Duncan Ridge
Nugget
Kemess South
Bear Claims
0
2.5
5
kilometers

Figure 2 – 2003 Nugget Drill Hole Location Map



Nugget Area Drilling *– Holes within the northeast corner of the map are within the proposed Kemess North pit.)*